SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

ERP Operating Limited Partnership

(Name of Subject Company)

ERP Operating Limited Partnership

(Names of Filing Persons (Offeror))

3.85% Exchangeable Senior Notes due August 15, 2026

(Title of Class of Securities)

26884AAV5

(CUSIP Number of Class of Securities)

David J. Neithercut

President and Chief Executive Officer

Two North Riverside Plaza, Suite 400

Chicago, Illinois 60606

(312) 474-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

Imad I. Qasim	Edward D. Ricchiuto
Sidley Austin LLP	Sidley Austin LLP
One South Dearborn Street	787 Seventh Avenue
Chicago, Illinois 60603 (312) 853-7000	New York, New York 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$531,092,000	$29,634.94

(1)	Calculated based on a filing fee of $55.80 per $1,000,000 of Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,634.94	Filing Party: ERP Operating Limited Partnership
Form or Registration No.: Schedule TO	Date Filed: December 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by ERP Operating Limited Partnership, an Illinois limited partnership (“ERP”) relating to the offer (the “Exchangeable Notes Offer”) by ERP to purchase any and all of its 3.85% Exchangeable Senior Notes due August 15, 2026 (the “Exchangeable Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

The information, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase is hereby amended as follows:

(1) The following sentence is added as the final sentence preceding the table on the cover of the Offer to Purchase:

“The Non-Exchangeable Notes Offer consists of three separate offers, one for each respective Series of Non-Exchangeable Notes and the Exchangeable Notes Offer consists of one offer for the Series of Exchangeable Notes described in the table below.”

(2) The following sentence is added as the new final sentence to the response to the question “Are there any conditions to the Offers?” on page 2 of the Offer to Purchase in the section entitled “Summary Term Sheet”:

“None of the Offers are conditioned on the completion of any other Offer.”

(3) The following sentence on page 10 of the Offer to Purchase in the section entitled “Terms of the Offers – Conditions of the Offers” is deleted in its entirety:

“Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.”

(4) The final paragraph on pages 11 and 12 of the Offer to Purchase in the section “Terms of the Offers – Expiration Dates; Extensions; Amendments” is replaced in its entirety with the following:

“If we materially change the terms of an Offer or the information concerning an Offer, we will extend such Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of a tender offer or information concerning a tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will an Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, an Offer. If (1)(i) we increase or decrease the price to be paid for Notes, (ii) decrease the aggregate principal amount of Notes being sought in an Offer and (2) such Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to holders in the manner specified herein, such Offer will be extended until the expiration of such period of ten business days.”

(5) The following paragraph on page 14 of the Offer to Purchase in the section entitled “Terms of the Offers – Acceptance of Notes for Purchase; Payment for Notes” is deleted in its entirety:

“We expressly reserve the right, subject to applicable law, to delay the acceptance for purchase of Notes tendered under the Offers or the payment for any Series of Notes accepted for purchase (subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the Notes deposited by or on behalf of the Holder thereof promptly after the termination or withdrawal of the Offers).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2009

ERP Operating Limited Partnership

By: Equity Residential, its general partner

By:	/S/ ROBERT GARECHANA
Name:	Robert Garechana
Its:	Treasurer and Vice President

EXHIBIT INDEX

Exhibit No.

(a)	Disclosure Material.

	(a)(1)	Offer to Purchase dated December 2, 2009*.

	(a)(2)	Form of Letter of Transmittal*.

	(a)(3)	Press Release issued by ERP on December 2, 2009*.

(b)	Loan Agreements.

	(b)(1)	Revolving Credit Agreement dated as of February 28, 2007 among ERP, Bank of America, N.A., as administrative agent, JP Morgan Chase Bank, N.A., as syndication agent, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book runners, Suntrust Bank, Wachovia Bank, National Association, Wells Fargo Bank, N.A., LaSalle Bank National Association, The Royal Bank of Scotland plc, and US Bank National Association, as co-documentation agents, and a syndicate of other banks (included as Exhibit 10.1 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

	(b)(2)	Guaranty of Payment made as of February 28, 2007 between Equity Residential and Bank of America, N.A., as administrative agent for the banks party to the Credit Agreement (included as Exhibit 10.2 to the Form 8-K dated February 28, 2007, filed on March 5, 2007).

	(b)(3)	Amendment to Revolving Credit Agreement (included as Exhibit 10.1 to Equity Residential’s Form 10-Q for the quarterly period ended March 31, 2007, filed on May 9, 2007).

(d)	Contracts, Arrangements or Understandings.

	(d)(1)	Indenture, dated October 1, 1994, between ERP and The Bank of New York Mellon Trust Company, N.A. as successor trustee (included as Exhibit 4(a) to the Form S-3 filed on October 7, 1994).

	(d)(2)	First Supplemental Indenture to the Indenture, dated as of September 9, 2004 (included as Exhibit 4.2 to the Form 8-K filed on September 10, 2004).

	(d)(3)	Second Supplemental Indenture to the Indenture, dated as of August 23, 2006 (included as Exhibit 4.1 to the Form 8-K filed on August 23, 2006).

	(d)(4)	Third Supplemental Indenture to the Indenture, dated as of June 4, 2007 (included as Exhibit 4.1 to the Form 8-K filed on June 1, 2007).

	(d)(5)	Form of 3.85% Exchangeable Senior Note due August 15, 2026 (included as Exhibit 4.2 to the Form 8-K filed on August 23, 2006).

(g)	Oral Solicitation Materials.

None.

(h)	Tax Opinion.

None.

*	Previously filed on Schedule TO-I on December 2, 2009.